Via EDGAR

December 13, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.,
Washington, D.C. 20549
Attention: Mr. Michael Seaman

Re: Consumer Portfolio Services, Inc.
Registration Statement No. 333-168976, as amended December 13, 2010

Ladies and gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Consumer Portfolio Services, Inc. hereby respectfully requests that the effectiveness of the Registration Statement referenced above be accelerated to 2:00 p.m. (Washington, DC time) on Monday, December 13, 2010, or as soon thereafter as practicable.

The registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that our request for acceleration will be deemed confirmation that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Should you have any questions regarding this request, please telephone the undersigned at (949) 788-5616, or our counsel, Mark Harris, at 214-659-4425.

Sincerely,
CONSUMER PORTFOLIO SERVICES, INC.
By: /s/ JEFFREY P. FRITZ
Senior Vice President and Chief Financial Officer